COMPANY AGREEMENT
OF INTELLISEA, LLC

CONTENTS OF COMPANY AGREEMENT

Article One — Adoption, Amendment, and Interpretation of the Agreement

1.01 Definitions

"Agreement" means the company agreement of this limited liability company, as it may be amended from time to time.

"Company" means the limited liability company formed as described in Article 2.01 of the Agreement.

"Governing authority" has the meaning set forth in Section 1.002(35)(A), TBOC: the Managers of a limited liability company that is managed by Managers or the Members of a limited liability company that is managed by Members who are entitled to manage the company. The term does not include an officer who is acting in the capacity of an officer.

"Governing documents" has the meaning set forth in Section 1.002(36), TBOC: the certificate of formation, the Agreement and other documents or agreements adopted by the Company to govern the formation or internal affairs of the Company.

"Governing person" has the meaning set forth in Section 1.002(37), TBOC: a person serving as part of the governing authority of an entity.

"Managerial official" has the meaning set forth in Section 1.002(52), TBOC: an officer or a governing person.

"Member" has the meaning set forth in Section 1.002(53)(A), TBOC: a person who is a Member or has been admitted as a Member in the Company under its governing documents.

"Membership interest" has the meaning set forth in Section 1.002(54), TBOC: a Member's interest in an entity.

"Signature" has the meaning set forth in Section 1.002(82), TBOC: any symbol executed or adopted by a person with present intention to authenticate a writing. Unless the context requires otherwise, the term includes a digital signature, an electronic signature, and a facsimile of a signature.

"TBOC" means the Texas Business Organizations Code, as amended from time to time.

"TLLCL" means the Texas Limited Liability Company Law, the short title for the provisions of Title 3, TBOC and the provisions of Title 1, TBOC to the extent applicable to limited liability companies, as amended from time to time.

"Units of Membership Interest" or "Units" means the units into which membership interests in the Company are divided for the purpose of providing a quantitative measurement of each Members' relative membership interest in the Company.

"Writing" or "written" has the meaning set forth in Section 1.002(89), TBOC: an expression of words, letters, characters, numbers, symbols, figures, or other textual information that is inscribed on a tangible medium or that is stored in an electronic or other medium that is retrievable in a perceivable form. Unless the context requires otherwise, the term includes stored or transmitted electronic data, electronic transmissions, and reproductions of writings; and does not include sound or video recordings of speech other than transcriptions that are otherwise writings.

1.02 Interpretation and Severability

The Agreement is governed by and shall be construed in accordance with the laws of the State of Texas. If any provision of the Agreement or the application thereof to any person or circumstance is held invalid or unenforceable, the remainder of the Agreement and the application of that provision to other persons or circumstances are not affected thereby, and that provision shall be enforced to the greatest extent permitted by the applicable law.

1.03 Gender and Number

Whenever the context requires, the gender of all words used in the Agreement will include the masculine, feminine, and neuter, and the number of all words will include the singular and plural.

1.04 Articles and Other Headings

The articles and other headings contained in the Agreement are for reference purposes only and will not affect the meaning or interpretation.

1.05 Adoption, Amendment, and Repeal of Company Agreement

The Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to it, whether oral or written. The Agreement may contain any provisions for the regulation and management of the affairs of the Company not inconsistent with law or the Certificate of Formation. The Members may amend, alter, or repeal the Agreement and adopt a new Company Agreement. All amendments shall be upon advice of counsel as to legal effect, except in emergency. Adoption, amendment, alteration, or repeal of the Agreement, or any part hereof, requires the affirmative vote, approval or consent of the Members. Changes to the Agreement shall take effect upon adoption unless otherwise specified.

Article Two — Company Certificate of Formation

2.01 Certificate of Formation

The Certificate of Formation of INTELLISEA, LLC was duly filed with the Texas Secretary of State and became effective on _June 24, 2016_. The Certificate of Formation sets forth the Company's name, purpose, duration if not perpetual, registered office, registered agent, and type of management, and may set forth other provisions as well. Each provision of the Certificate of Formation shall be observed until amended by a Restated Certificate or Certificate of Amendment duly filed with the Secretary of State.

2.02 Registered Office and Agent

The address of the registered office provided in the initial Certificate of Formation as duly filed with the Texas Secretary of State is:

> 7909 Sloan Circle
> Plano, Texas 75025

The name of the registered agent of the Company at such address, as set forth in its initial Certificate of Formation, is Joseph Byron Krystofik.

The registered agent or office may be changed by filing a "Statement of Change of Registered Office or Registered Agent" with the Texas Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Any such change shall not be effective until filed with the Texas Secretary of State. Proper filing of each change in registered agent or office shall ensure that the Company is not exposed to the possibility of a default judgment. Each successive registered agent shall be of reliable character and well informed of the necessity of immediately furnishing the papers of any lawsuit against the Company to its attorneys.

2.03 Principal Place of Business

The address of the Company's principal place of business is hereby established as:

> 7909 Sloan Circle
> Plano, Texas 75025

The Company may have additional business offices within the State of Texas, and where it may be duly qualified to do business outside of Texas, as the Members may from time to time designate or the business of the Company may require.

2.04 Liability to Third Parties

Except as otherwise expressly agreed in writing, no Member shall be personally liable for the debts, obligations, or liabilities of the Company, including under a court judgment, decree, or order.

The Agreement is for the benefit and convenience of the Company and can be modified by the Company as provided herein. To the extent allowed by law, nothing in the Agreement will create any duty to any third party, and no third parties are entitled to rely on the provisions in the Agreement.

Article Three — Management

3.01 Governing Authority

The governing authority of the Company consists of all the Members of the Company. The business and affairs of the Company shall be managed under the direction of, and all Company powers shall be exercised by or under authority of, the Members, subject to the limitations imposed by the governing documents, as amended from time to time, the TBOC, and all applicable laws and regulations. The Company shall not have Managers as that term is used in the TBOC. A Member shall not have the power to transfer all or substantially all of the Company's assets without the written consent of all of the Members.

3.02 Rights of Members to Rely on Work of Others

In discharging a duty or exercising a power, an Officer or a Member, including a Member who is a member of a committee, may, in good faith and with ordinary care, rely on information, opinions, reports, or statements, including financial statements and other financial data, concerning a domestic entity or another person, and prepared or presented by:

1. An officer or employee of the entity;

2. Legal counsel;

3. A certified public accountant;

4. An investment banker;

5. A person who the Member reasonably believes possesses professional expertise in the matter; or

6. A committee of the Members of which the Member is not a member.

A Member may not in good faith rely on the information described above if the Member has knowledge of a matter that makes the reliance unwarranted.

3.03 Actions Outside the Ordinary Course of Business

The affirmative vote, approval, or consent of a majority of all of the Members is required to take any action that is not apparently for carrying out the ordinary course of business of the Company. Any act that would make it impossible to carry on the ordinary business of the Company must be authorized by the affirmative vote, approval, or consent of all of the Members.

3.04 No Authority to Execute Instruments Absent Specific Authorization

The Agreement provides certain authority for the execution of instruments. The Members, except as otherwise provided in the Agreement, may additionally authorize any Officer(s) or agent(s) to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company. Such authority may be general or confined to specific instances. Unless expressly authorized by the Agreement or the Members, no Member, Officer, agent, or employee shall have any power or authority to bind the Company to any contract or engagement, nor to pledge its credit, nor to render it liable pecuniarily for any purpose or in any amount.

3.05 Designation of Agents

Except as otherwise provided by the governing documents, each Member and each officer or agent of the Company vested with actual or apparent authority by the Members of the Company is an agent of the Company for purposes of carrying out the Company's business.

An act committed by an agent of the Company that is not apparently for carrying out the ordinary course of business of the Company binds the Company only if the act is authorized in accordance with the Agreement, including, but not limited to, Article 3.03.

3.06 Execution of Instruments

An act committed by an agent of the Company for the purpose of apparently carrying out the ordinary course of business of the Company, including the execution of an instrument, document, mortgage, or conveyance in the name of the Company, binds the Company unless:

1. The agent does not have actual authority to act for the Company; and

2. The person with whom the agent is dealing has knowledge of the agent's lack of actual authority.

3.07 Compensation

Members shall receive such compensation for their services in managing the Company as shall be determined from time to time by resolution of the Members. Any Member may serve the Company in another capacity as an Officer, agent, employee, or otherwise, and receive additional compensation for that service.

3.08 Contracts or Transactions Involving Interested Members or Officers

Any otherwise valid contract or other transaction between the Company and one or more of its Members or Officers (or any entity or other organization in which any of its Members or Officers is a managerial official or has a direct or indirect financial interest) shall be valid for all purposes notwithstanding the presence or participation of that interested party at the meeting during which the contract or transaction was authorized, if any of the following conditions are met:

1. The contract or transaction is fair to the Company at the time it is authorized, approved, or ratified; or

2. The material facts as to the relationship or interest of each interested party and as to the contract or transaction are known by or disclosed to the other

Members, and they nevertheless authorize or ratify the contract or transaction in good faith by an affirmative vote of a majority of the disinterested Members present.

Each interested Member may be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. Article 3.08 shall not be construed to invalidate contracts or transactions that would be valid in its absence. The Company shall have a cause of action for damages against the interested Member if the transaction is not fair to the Company. Any interest in the Company or the subject of the transaction held by the interested Member will be available as security for any such damages.

3.09 Indemnification

The Members shall have the power to indemnify any of the Company's Managers or Members, former Managers or Members, or any person who may have served at its request as a Director, Manager, or Officer of another business organization in which it owns shares of capital or stock, or of which it is a creditor, against any costs or expenses actually and necessarily incurred by that person in connection with the defense of any action, suit, or proceeding to which the person is made a party by reason of having been a Manager, Member, or Officer of the Company, or of such other business organizations, provided, however, that no Manager, Member, or Officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in the performance of duty. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. By unanimous vote, the Members acting as the governing authority may, in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not. Any indemnification or advance of expenses to a Manager, Member, or Officer shall be reported in writing to all the Members with or before the notice or waiver of notice of the next Membership Meeting, or with or before the next submission to Members of a consent to action without a meeting, and, in any case, within the 12-month period immediately following the date of the indemnification or advance. Such indemnification shall not be deemed exclusive of any other right to which those indemnified may be entitled, under any Regulation, agreement, vote of Members, resolution, or otherwise.

3.10 Insuring Members, Officers, and Employees

The Company may purchase and maintain insurance on behalf of any Member, Officer, employee, or agent of the Company, or on behalf of any person serving at the request of the Company as an Officer, employee, or agent of another organization or enterprise, against any liability asserted against that person and incurred by that person in any such enterprise, whether or not the Company has the power to indemnify that person against liability for any of those acts.

3.11 Committees

The Members may designate one or more committees to conduct the business and affairs of the Company to the extent authorized. Each committee shall consist of one or more Members. The Members shall have the power to change the powers and membership of, fill vacancies in, and dissolve any committee at any time. Committee members shall receive such compensation as the Members may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Members of any responsibility imposed by law. No committee shall be authorized to approve a plan of merger or share exchange; recommend a voluntary winding up of the Company or a revocation thereof; fill Manager vacancies; fix the compensation of any committee member; or alter or repeal any resolution of the Member that, by its terms, provides that it shall not be so amendable or repealable.

3.12 Fundamental Business Transactions

A fundamental business transaction (a merger, interest exchange, conversion, or sale of all or substantially all of the Company's assets), or any other action that would make it impossible to carry out the ordinary business of the Company, must be approved by the affirmative vote of the majority of ALL of the Members.

Article Four — Membership and Membership Interests

4.01 Initial Members

The initial Members of the Company are the persons listed in the initial Certificate of Formation for the Company, each of whom is admitted to the Company as a Member, effective contemporaneously with the date the Company is formed or the date stated in the records of the Company as the date the person becomes a Member, whichever is later, or, if no date is stated in those records, on the date that the person's admission is first reflected in the records of the Company (see the Membership Register in the Appendix to the Agreement).

4.02 Members and Membership Interest

A Member has the right to participate in the management and affairs of the Company. If one or more persons own a membership interest in the Company, any other person may be admitted as a Member without acquiring a membership interest. A Member who assigns his membership interest, or any part thereof, to another, does not cease to be a Member for that reason alone.

A membership interest includes a Member's share of profits and losses or similar items and the right to receive distributions, but does not include a Member's right to participate in management. A membership interest does not convey an interest in any specific property of the Company. It is personal property.

Each Member or assignee's membership interest in the Company shall be represented by the Units of Membership Interest duly issued or transferred to that Member or assignee pursuant to the governing documents of the Company, and properly reflected in the Membership Register, or, in the case of an assignee, the membership interests transfer ledger of the Company. Each Member's or assignee's relative membership interest in the Company may be readily determined by dividing the total number of Units held by that Member or assignee by the total number of outstanding Units issued by the Company.

4.03 Issuance of Membership Interests After Formation

After the initial formation of the Company, the Company may issue new Units to any person with the affirmative vote of a three-fourths (3/4) majority of all the Members of the Company, and in accordance with the procedures set forth in Article 4.21, Sale or Transfer of Membership Interests.

4.04 Admission of New Members

Admission to membership in the Company is conditioned upon meeting the requirements set out in the Agreement and its Appendix. After the formation of the Company, a person only becomes a new Member upon meeting all conditions of membership, which are: a) execution of a signed written agreement to be subject to the Agreement; b) a recorded vote of approval by a three-fourths (3/4) majority of all of the Members; c) payment of the full amount of any initial capital contribution as determined according to the Agreement, or, if the Units are to be received in exchange for agreements to contribute cash, property, or services in the future, execution of a signed written agreement specifying the future contribution to be made and when it is due; and d) the receipt from the Company of a certificate evidencing said person's membership interest in the Company. A person may be admitted as a Member of the Company and acquire a membership interest in the Company without making a contribution to the Company.

4.05 Assignees of a Membership Interest

A membership interest may be wholly or partly assigned. An assignee is a holder of a membership interest in the Company who is entitled to the economic rewards of the Company, but does not have the right to participate in the management and affairs of the Company. An assignment entitles the assignee to receive any allocation of income, gain, loss, deduction, credit, or similar items, and to receive distributions to which the assignor was entitled, to the extent those items are assigned, and for any proper purpose, to require reasonable information or account of transactions of the Company and to make reasonable inspection of the books and records of the Company. Until and unless the assignee becomes a Member, the assigning Member retains all other rights, duties, and powers of membership, in particular, the right to participate in the management and governance of the Company.

4.06 Admission of Assignees as New Members

An assignee of a membership interest may become a Member only upon meeting all of the conditions listed for admission of new Members in the Agreement, including, but not limited to Article 4.04, Admission of New Members.

4.07 Continuing Liabilities and Duties of Assigning Member

No assignment of any membership interest shall relieve the assignor from any duties to the Company. Whether or not an assignee of a membership interest becomes a Member, the assignor is not released from his or her duties or liabilities to the Company, including the duty to make any future contributions agreed to by the assignor, until and unless a written statement releasing him or her from liability is executed by all the Members of the Company in accordance with the Agreement.

4.08 Rights and Liabilities of Assignees Admitted as Members

An assignee of a membership interest who becomes a Member has, to the extent assigned, the rights and powers, and is subject to the restrictions and liabilities, of a Member under the governing documents and the TLLCL. An assignee who becomes a Member is liable for the obligations of the assignor to make contributions to the Company, but is not obligated for liabilities unknown to the assignee on the date the assignee became a Member, and which could not be ascertained from the Agreement and its Appendix, as amended from time to time.

4.09 Reasonable Doubts as to Right to Assign

When an assignment of a membership interest is requested and there is reasonable doubt as to the right of the person seeking the assignment, before recording the assignment of the Units on the Company's books, the Members may require from the person seeking the assignment reasonable proof of that person's right to the assignment. If there remains a reasonable doubt of the right to the assignment, the Members may refuse an assignment unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Members as to form, amount, and surety responsibility. The bond shall be conditioned to protect the Company, its Members, Officers, and agents, or any of them, against any loss, damage, expense, or other liability for the assignment of the membership interest.

4.10 Community Property Provisions

4.10(a)   Non-Member Spouse Bound by the Agreement

Each spouse of a Member who is not a Member in his or her own right, may have an interest in the Company standing in the name of his or her spouse who is a Member, by reason of the applicable state community property laws. Without determining either the existence or extent of any community property or other interest, each such non-member spouse of a Member agrees to be bound by the terms of the Agreement, as required in accordance with subarticle (f).

4.10(b) Interest of Non-Member Spouse

It is the specific intent of the Members and the Company that each Member's membership interest is held in the sole name of the Member, is deemed to be that Member's sole property, and is under the sole management and control of that Member. Management and control over the membership interest includes the right to vote or to sell such membership interest. This provision is not intended to, and shall not, affect the existence or extent of any community property or other interest that a non-member spouse may have in such membership interest.

4.10(c) Death or Incapacity of a Member

The membership interest of a deceased Member shall vest in his or her legal representative or surviving spouse, subject to the terms of the Agreement. That person shall neither become a Member of the Company, nor have the right to vote, nor otherwise manage the Company unless that person is admitted as a Member in accordance with the Agreement.

4.10(d) Joint Tenants with Right of Survivorship

If the non-member spouse of a Member shall predecease the Member, and the non-member spouse has a community property or other interest in the Company, the Member shall continue to own all of the Units standing in his or her name. The non-member spouse shall duly implement this provision of the Agreement by providing in his or her will for the devise of his or her interest in the Company to the Member. If the community property or other interest of the non-member spouse in said Units does not pass entirely to the Member by intestate succession or through the non-member spouse's will, then the Member and non-member spouse shall be deemed to own such interest not as community property or tenants-in-common, but rather, pursuant to this provision, the Member and non-member spouse agree to hold his or her Units as joint tenants with the right of survivorship.

4.10(e) Divorce of a Member

In the event of the divorce of a Member whose non-member spouse owns a community property or other interest in the Company, all of the Member's Units shall pass to the Member upon divorce. The Member and non-member spouse shall duly effectuate this provision in their property settlement agreement or other like instrument. This provision shall not affect any rights the non-member spouse may have (as between the spouse and the said Member) as to any benefits receivable as a result of such community property interest in the Company.

4.10(f) Member's Duty to Obtain Spouse's Written Consent

Any Member who is now married to a non-member spouse, or who marries after he or she has signed the Agreement, shall cause his or her non-member spouse to sign a document indicating said non-member spouse's agreement to be bound by the terms of the Agreement within a reasonable time. The failure of the Member to obtain said non-member spouse's consent to the Agreement shall constitute a material breach of the Agreement by said Member.

4.11 All Other Forms of Joint Ownership of Membership Interests

The Company may authorize the issue or transfer of Units to joint owners only after consulting such legal and tax counsel as they deem necessary and enacting such provisions as they deem necessary to control membership rights and ownership rights.

4.12 Withdrawal of Members

A Member may withdraw from the Company upon thirty (30) days' written notice to the Members of the Company. If the Member has a contribution due within ninety (90) days of the date of withdrawal, withdrawal shall be effective only if approved by a majority of the Members. Otherwise, withdrawal is effective at the time specified in the notice, or if no time is specified, upon receipt by the Company. Acceptance is not necessary to make it effective unless expressly provided in the notice of resignation. Withdrawal does not relieve the Member of any liability to the Company for future contributions agreed to in writing by the withdrawing Member.

4.13 Expulsion of Members

Any Member may be expelled from membership in the Company by the affirmative vote of ALL of the other Members of each class or group to which the Member belongs at any annual or special meeting of the Members.

4.14 Continuity of the Company

The Company shall not wind up and terminate upon the death, expulsion, bankruptcy, winding up, dissolution, termination or withdrawal of any Member, but shall continue unless a majority of the remaining Members affirmatively votes to wind up the Company. If the termination or withdrawal was of the last remaining Member, then the Company shall wind up unless, no later than the 90th day after the date of the termination of the membership of the last remaining Member, the legal representative or successor of the last remaining Member agrees to: a) continue the Company, and b) become a Member of the Company effective as of the date of the termination or designate another person who agrees to become a Member of the company effective as of the date of the termination.

4.15 Classes or Groups of Membership Interests

The Company may establish one or more classes or groups of membership interests in its Certificate of Formation, or by adoption of an amendment to the Agreement. Any of these classes may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the governing documents, as amended. All membership interests of any one class or group shall have the identical voting, conversion, redemption, and other rights, preferences, privileges, and restrictions. There shall always be a class or group of membership interests outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class of outstanding membership interests.

4.16 Certificates as Evidence of Membership Interest

Each Member's membership interest shall be evidenced by one or more certificates of membership interest issued by the Company. Each certificate shall be consecutively numbered. The front of the certificate shall state that the Company is organized under the laws of the State of Texas; the name of the Company; the number of Units represented by the certificate and their class or group, if any; the name of the person to whom the certificate is issued; and the date the certificate was issued.

The front of each certificate shall state, in conspicuous print, the following:

See reverse for transfer and membership restrictions, and for potential duties and liabilities of members.

The back of the certificate shall contain the following notice:

NOTICE: These Units of Membership Interest ("Units") have not been registered under the Securities Act of 1933 or under any securities law, and cannot be offered, sold, resold, or transferred unless and until registered under all applicable securities laws, or an exemption from registration is available, or the Company has in effect a determination, pursuant to its Company Agreement, that the Units of Membership Interest are not securities. Units of Membership Interest are transferable on the books of the Company only. Ownership of Units does not automatically confer membership, or allow the owner to participate in the voting or management of the Company. The Certificate of Formation, the Company Agreement, members' agreements, or relevant law may additionally restrict transferability and sale of Units, restrict or condition membership, and impose additional membership obligations and liabilities including, but not limited to, Company management and future contributions.

4.17 Additional Notices Required on Certificates

Additional reasonable restrictions may be imposed on the transferability or sale of membership interests if the Company conspicuously sets forth a full or summary statement of the restrictions on the back of the certificate. The statement shall be in a new paragraph and begin with the boldfaced words "**NOTICE: Additional Restrictions on Transferability and Sale:**" and shall either a) clearly set forth the restrictions, or b) summarize the restrictions and conspicuously state on the back of the certificate that a restriction exists pursuant to a specified document and that the

Company, on written request to its principal place of business, will provide a free copy of the document to the record holder of the certificate.

If the Company has more than one class or group of membership interests, then the back of the certificate must also contain a) the designations, preferences, limitations, and relative rights of the membership interests of each class or group to the extent they have been determined, and the authority of the governing authority to make those determinations as to subsequent series; or b) a statement that the required information is stated in the Company's governing documents and that, on written request to the Company's principal place of business or registered office, the Company will provide a free copy of that information to the record holder of the certificate.

4.18 Signing Certificates – Facsimile Signatures

All membership interest certificates shall be signed by the Secretary. A signature may be a facsimile if the certificate is countersigned by a transfer agent or registered by a registrar, either of which is not the Company itself or an employee of the Company. If the person who has signed the certificate, or whose facsimile signature has been placed on the certificate, ceases to hold such position before the issuance of the certificate, the certificate may nevertheless be issued by the Company with the same effect as if he or she continued to hold such position on the date of its issuance.

4.19 Issuance and Replacement of Certificates

Upon satisfaction of all prerequisites for admission of a new Member and issuance or transfer of Units, a new certificate shall be issued. If the Member received his Units by assignment, the original certificate of the assignor shall be cancelled and a new certificate issued to the assignee and such shall be noted on the records of the Company. If the seller transferred only part of the Units represented by a certificate, a new certificate shall be issued to the seller for the Units retained. No new certificate shall be issued until the former certificate for a like number of Units shall have been surrendered and cancelled, except that in the case of a lost, destroyed, or mutilated original certificate, a new one may be issued, but only upon such terms to the Company (such as bonding or indemnity) as the Members may prescribe.

4.20 Mandatory Prerequisites Before Sale or Transfer of Membership Interests

The Company, and all its Members, Officers, employees, and agents, shall sell no Units, nor shall they allow or participate in any purported transfer of any Units, except under the following circumstances:

1. There is on file in the Company records a written attorney's opinion, satisfactory to the Company, which states that currently effective registration statements exist under the Securities Act of 1933 and all applicable state acts; or

2. There is on file in the Company records a written attorney's opinion, satisfactory to the Company, which states that neither federal nor state securities registration is required because the attorney has determined that the Units are not currently securities and will not become securities upon completion of the type of issuance or transfer proposed; or

3. The transaction differs in no detail from a proposed transaction described in an attached written attorney's opinion, satisfactory to the Company, which states that the attorney has reviewed the facts of this proposed transaction, and under the facts as disclosed to him, there is no fraud under Rule 10b-5, and neither federal nor state securities registration is required because, even if the Units are securities, or become securities upon completion of this proposed transaction, the Units or transaction fall within an exemption from registration; or

4. There is on file in the Company records a unanimous resolution of the Members who, having inquired into the issue and sought such legal counsel as they deem sufficient, authorize the proposed issuance or transfer and determine that neither federal nor state securities registration is required to complete this transaction because the transaction will fall under a securities exemption or the Units will not be considered securities upon completion of the transaction.

4.21 Sale or Transfer of Membership Interests

The Secretary shall ensure that the requirements of Section 4.20 have been met before the sale or transfer of any Units. Sale and transfer of Units shall be valid only on the membership interest transfer books of the Company subject to the requirements of Section 4.20. Transfer shall be only at the written request of the holder of record of such Units, or by his or her legal representative who shall furnish proper evidence of authority to transfer, or by his or her attorney so authorized by power of attorney duly executed and filed with the Company, and upon surrender for cancellation of any certificates for such Units.

The person in whose name Units stand on the books of the Company, shall be deemed to be the owner thereof as regards the Company. Whenever any assignment of Units may be made for collateral security, written notice thereof shall be given to the Secretary of the Company, or the appropriate Member, and the fact that such Units are held for collateral security, and not absolutely, shall be stated on all certificates and records related to the assignment.

4.22 Restrictions on Sale and Transfer of Membership Interests

No Units of the Company and no certificates representing such Units shall be sold or transferred, nor shall any purported sale or transfer of Units be valid if such sale or transfer:

1. Is without a current resolution of the Members approving the transfer; or

2. Is in violation of any law, including state and federal securities law; or

3. Is in violation of any restriction on such transfer set forth in Regulation 4.20, any other provision of the Agreement, or the Certificate of Formation as amended; or

4. Is in violation of any restriction contained in any buy-sell agreement, right of first refusal, or other such agreement entered into by the holders of such Units and duly filed in the records of the Company; or

5. Fails to follow the detailed issue and transfer procedures set out in the Company Record Book Section Five: Membership, or other procedures provided by the Company's legal counsel.

4.23 Annual Limit on Transfers

If the Company is taxed as a partnership, and if a proposed transaction would result in over forty-nine percent (49%) of the Company's total Units being sold or exchanged in a fiscal year, the transaction is prohibited unless ALL Members approve it and specifically acknowledge, in writing, their understanding that the transaction may lead to the deemed termination of the "partnership" for federal income tax purposes under I.R.C. § 708. This restriction does not apply to the admission of a new Member by contribution to the Company rather than by purchase of existing Members' Units.

Article Five — Contributions, Allocations, and Distributions

5.01 Member Contributions

Units may be issued for such contribution, including no contribution, as may be fixed from time to time by unanimous vote of ALL of the Members. The consideration paid for the Units may consist of any tangible or intangible benefit to the Company; or other property of any kind or nature, including cash, services rendered, a contract for services to be performed, a promissory note or other obligation of a person to pay cash or transfer property to the Company; or securities or other interests in or obligations of an entity. No Units shall be issued until the receipt of the full amount of any contribution due from the prospective Member before issuance; or, if the Units are to be issued in exchange for an agreement to contribute cash, property, or services in the future, receipt of both a signed written agreement specifying the future contribution to be made and when it is due, and a signed written agreement to be bound by the Agreement.

5.02 Enforceable Promise for Future Contribution

A Member is obligated to perform an enforceable promise to make a contribution or to otherwise pay cash or transfer property to the Company, as shown in the records kept under Article 7.01, without regard to the death, disability, or other change in circumstances of the Member. An enforceable promise is one that is in writing and signed by the person making the promise.

5.03 Failure to Perform Enforceable Promise

A Member, or the Member's legal representative or successor, who does not perform an enforceable promise to make a payment of cash or transfer property to the Company, whether as a contribution or in connection with a contribution already made, is obligated, at the written request of the Company, to pay in cash the agreed value of the contribution, as stated in the Agreement or the Company's records required under Article 7.01, less any amount already paid for the contribution and the value of any property already transferred. In addition to any other remedy available in law or in equity to the Company or the other Members, if the Member fails to deliver the additional contribution, cash, or property to the Company within thirty (30) days of delivery of the written request, on additional thirty (30) days' written notice to the defaulting Member, the membership interest of the defaulting Member may be:

1. Reduced, including, but not limited to, the limitation or reduction of the Member's voting and/or distribution rights;

2. Subordinated to other membership interests of non-defaulting Members;

3. Redeemed or sold at a value determined by appraisal or other formula to be set by a majority of the Members; or

4. Made the subject of:

   a) A forced sale;

   b) Forfeiture. Upon such forfeiture, the Member shall be entitled to a distribution as under Section 5.07(b) of the Agreement, but shall receive only one-half (1/2) of the fair market value of his or her membership interest;

   c) A loan from other Members of the company in an amount necessary to satisfy the enforceable promise; or

   d) Another penalty or consequence determined by a majority of the Members.

Whenever the Company is to pay any sum to a defaulting Member, any amount that Member owes the Company may be deducted from that sum before payment to the Member.

5.04 Consent Required to Release Enforceable Obligation

The obligation of a Member, or of the Member's legal representative or successor, to make a contribution or otherwise pay cash or transfer property to the Company, or to return cash or property to the Company paid or distributed to the

Member in violation of the TBOC or the Agreement, may be released or settled only by consent of each Member of the Company.

5.05 Non-return of Contributions

No Member is entitled to the return of the whole or any part of his or her capital contribution, or to be paid interest in respect of either his or her capital account or capital contribution. No un-repaid capital contribution is a liability of the Company or any Member. No Member shall be required to contribute or lend any cash or property to the Company to enable it to return any Member's capital contribution.

5.06 Voluntary Advances by Members

If the Company does not have sufficient cash to pay its obligations, any Member who agrees to do so may, with the consent of a majority of the Members, advance all or part of the needed funds to, or on behalf of, the Company. Such an advance is not a contribution. It constitutes a loan from the lending Member to the Company, and bears interest from the date of the advance until the date of payment at the rate agreed to by the lending Member and a majority of the Members.

5.07 Distributions

Distributions may consist, in whole or in part, of cash, promissory notes, or other property, as the Members may determine is in the best interest of the Company. No Member, regardless of the nature of the Member's contribution, may demand and receive a distribution from the Company in any form other than cash, unless authorized by a majority of the Members of the Company.

5.07(a) Allocation of Distributions

Each Member shall be entitled to a share of any distributions in proportion to each Member's Units in the Company, or in accordance with the special allocations for that Member, as set out in the Membership Register and amended from time to time.

5.07(b) Interim Distributions

Before the winding up of the company, a Member is not entitled to receive, and may not demand, a distribution from the Company until a distribution is declared to each Member of the Company, or to a class or group of Members that includes the Member. A majority vote of the Members is required to declare an interim distribution. If the declaration does not contain a different record date, only the Members listed in the Company records on the date of the declaration shall be entitled to any such distribution.

5.07(c) Distributions on Withdrawal

Any Member who validly exercises the right to withdraw from the Company as granted under the Agreement, is entitled to receive, within thirty (30) days after the date of withdrawal, the fair value of that Member's interest in the Company, determined as of the date of withdrawal, unless such distribution would work an undue hardship on the Company, in which case the distribution will be paid in installments to be agreed upon by the parties.

5.07(d) Distributions on Expulsion

On expulsion, any expelled Member is entitled to receive, within a reasonable time, the fair value of that Member's interest in the Company as of the date of expulsion.

5.07(e) Prohibited Distributions

Notwithstanding the provisions herein, the Company shall not make a distribution that would cause the Company's total liabilities to exceed the fair market value of its total assets as those terms are defined in Section 101.206, TBOC. A Member who receives a distribution from the Company in violation of this subarticle is required to promptly return the distribution to the Company if the Member had knowledge of the violation.

5.08 Allocations of Profit, Loss, and Other Similar Items

The allocation of profits, losses, income, gain, expenditures, deductions, property upon the winding up and termination of the Company, and similar items shall be in proportion to each Member's number of Units in the Company, unless otherwise specified in the special allocations section of the Membership Register.

Article Six — Officers

6.01 Title and Appointment

The Members may elect or appoint one or more persons, who may or may not be Members, as Officers of the Company. In addition, the Members may assign titles (including, without limitation, "President," "Vice President," "Secretary," and "Treasurer") to any such Officers. Unless the Members decide otherwise, and subject to law, the Certificate of Formation, and the Agreement, if the title is one commonly used for an Officer of a for-profit corporation formed under the Texas Business Organizations Code, the assignment of such title shall constitute the delegation to such person of the authority and duties that are normally associated with that office. Any such titled persons shall be deemed Officers of the Company. Any number of titles may be held by the same person, and any delegation pursuant to this section may be revoked at any time by the Members. For purposes of convenience and maintenance of organizational formalities, the Members shall appoint a responsible person to serve as Secretary of the Company.

6.02 President

The President, if any, shall be the principal executive officer of the Company, subject to the control of the Members. The President shall have general supervision, direction, and control of the business and Officers of the Company; shall have the general powers and duties of management usually vested in the office of President of a corporation, except for those powers reserved to the Members by law, the governing documents, or a resolution of the Members; shall have such other powers and duties as may be prescribed by the Members or the Agreement; and shall be *ex officio* a member of all standing committees.

6.03 Vice President

The Vice President(s), if any, shall have such powers and perform such duties as from time to time may be prescribed by the Agreement, the Members, or the President. In the absence or disability of the President, the senior or duly appointed Vice President shall perform all the duties of the President until such time as the President is able to resume his duties, or a new President is appointed. When so acting, the senior Vice President shall have all the powers of, and be subject to all the restrictions on, the President.

6.04 Secretary

The Secretary shall:

1. See that all notices are duly given as required by the Agreement and as required by law. In case of the absence or disability of the Secretary, or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the President, any Vice President, or the Members.

2. Be custodian of the minutes of the Company's meetings, its Company Record Book, its other records, and any seal which it may adopt, as required by the Agreement. When the Company exercises its right to use a seal, the Secretary shall see that the seal is embossed on all documents authorized to be executed under seal in accordance with the Agreement.

3. Maintain in the Company Record Book a record of all Units of the Company that have been issued, cancelled, assigned, or transferred, as well as a record of all Members of the Company.

4. Maintain a worksheet during each fiscal year to account for the percentage of Units that have been transferred during that year, if the Company is taxed as a partnership. If a proposed sale, transfer, or assignment would result in over forty-nine percent (49%) of such interests being transferred in a fiscal year, the Secretary shall notify the Members before any vote to approve such sale, transfer, or assignment.

5. Send a notice incorporating a current copy of the Company's Certificate of Formation and the Agreement to every assignee of any membership interest within fifteen (15) days of receiving notice of the assignment.

6. Act as the transfer agent for issuance and transfer of Units in accordance with the Agreement.

7. Perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Article Four of the Agreement, the Agreement generally, the Members, the President or by law.

6.05 Treasurer

The Treasurer, if any, shall:

1. Have charge and custody of, and be responsible for, all funds and securities of the Company, and deposit all funds in the name of the Company in those banks or other depositories as shall be selected by the Members.

2. Receive, and give receipt for, monies due and payable to the Company.

3. Disburse, or cause to be disbursed, the funds of the Company as may be directed by the Members, taking proper vouchers for those disbursements.

4. Give to the Company a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Company of all Company books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office, if such bond is required by the Members or the President. Any such bond shall be with one or more sureties or a surety company, and in a sum satisfactory to the Members.

5. Act as the "Tax Matters Partner" as defined in Internal Revenue Code ("I.R.C.") § 6231(a)(7) if the Company is taxed as a partnership and the Treasurer is a Member. If the Treasurer is not a Member, or there is no Treasurer, the Members shall select a Member to serve as the "Tax Matters Partner."

6. Perform all the duties incident to the office of Treasurer and such other duties as may be required by law, by the Agreement generally, by the Members, or by the President.

6.06 Powers of the Officers

Any and all Officers shall perform their duties subject to the direction and under the supervision of the Members. No Officer is authorized to transfer all or substantially all of the Company's assets without the written consent of ALL of the Members.

6.07 Removal and Resignation

Any Officer may be removed, with or without cause, by vote of a majority of the Members, at any regular or special meeting of the Members, or by any committee or Officer upon whom that power of removal may be conferred by the Members. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any Officer may resign at any time by giving written notice to the Members of the Company, or to the President or Secretary if such offices have been filled. Any resignation shall take effect upon receipt, or at any later time specified therein. Unless otherwise stated, the acceptance of that resignation shall not be necessary to make it effective.

6.08 Term of Office

Each Officer, if any, shall serve until a successor is chosen and qualified in his or her stead, or until his or her earlier death, resignation, or removal from office.

6.09 Vacancies

Upon the occasion of any vacancy occurring in any Company office, by reason of resignation, removal, or otherwise, the Members may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

6.10 Compensation

The compensation of the Officers shall be fixed from time to time by the Members, and no Officer shall be prevented from receiving a salary by reason of the fact that the Officer is also a Member of the Company.

Article Seven — Company Records and Fiscal Matters

7.01 Records Required by Texas Business Organizations Code § 101.501

The Company shall keep at its principal office in the United States, or make available to a person, meaning a governing person, Member, or assignee of a membership interest, at its principal office in the United States not later than the fifth (5th) day after the date the person submits a written request to examine the books and records of the company under Sections 3.152(a) and 101.502 of the Texas Business Organizations Code, a current list that states the following:

1. The percentage or other interest in the Company owned by each Member;

2. If one or more classes or groups of membership interests are established in or under the Certificate of Formation or Company Agreement, the names of the Members of each specified class or group;

3. A copy of the Company's federal, state, and local tax information or income tax returns for each of the six preceding tax years;

4. A copy of the Company's Certificate of Formation, including any amendments to or restatements of the Certificate of Formation;

5. A copy of the Company Agreement, including any amendments to or restatements of the Company Agreement;

6. An executed copy of any powers of attorney;

7. A copy of any document that establishes a class or group of Members of the Company as provided by the Company Agreement; and

8. Except as stated within the Company Agreement, a written statement of:

a) The amount of a cash contribution and a description and statement of the agreed value of any other contribution made or agreed to be made by each Member;

b) The dates any additional contributions are to be made by a Member;

c) Any event the occurrence of which requires a Member to make additional contributions;

d) Any event the occurrence of which requires the winding up of the Company; and

e) The date each Member became a Member of the Company.

The Company shall keep at its registered office located in this state and make available to a Member of the Company on reasonable request, the street address of the Company's principal office in the United States in which the records required by this article are maintained or made available.

7.02 Minutes of Company Meetings

The Company shall keep at its principal office, or such other place as the Members may order, a Company Record Book containing the minutes of the proceedings of the Members, Members acting as the governing authority, and any committees of the Company. The minutes shall show the time and location of each meeting; whether such meeting was annual, regular, or special; a copy of the notice given or the written waiver thereof; and, if special, how the meeting was authorized. The minutes shall further show the names and number of votes of the Members present or represented at meetings of the Members, and the names of all those present at, and the proceedings of, all meetings.

7.03 Membership Register

To meet the requirements of Sections 3.151(a)(3), 101.501(a)(1), 101.501(a)(7)(A)–(C) and 101.501(a)(7)(E), TBOC, the Company shall keep at its principal office a membership register which shall be a current record of a) each Member's name, mailing address, the amount and class or group of their membership interest(s); b) the date the Member became a Member of the Company; c) the amount of any cash contribution and a description and statement of the agreed value of any other contributions made or agreed to be made by a Member; d) the dates any additional contributions are to be made by a Member; e) any event the occurrence of which requires a Member to make additional contributions; and f) special allocations of profits and losses or similar items, if any.

7.04 Membership Interests Transfer Ledger

The Company shall keep a membership interests transfer ledger at its principal office showing the name and mailing address of each Member (or certificate holder); the date of transfer; whether it is an original issue or reissue; the number of Units issued on that date; the certificate number of the issued Units; and the amount paid or the agreed or fair market value of non-cash payments. For transfers, the ledger shall also show the person to whom and from whom the Units were transferred; the number of Units transferred or surrendered; the certificate number of the transferred or surrendered Units; the payment received by the Member; and the number of Units owned (balance) after the transactions.

7.05 Right to Examine Company Records

As provided by Section 101.502, TBOC, a Member of the Company or an assignee of a membership interest in the Company, or a representative of the Member or assignee, on written request and for a proper purpose, may examine and copy at any reasonable time and at the Member's or assignee's expense, records required to be kept under Sections 3.151 and 101.501, TBOC and other information regarding the business, affairs, and financial condition of the Company that is reasonable for the person to examine and copy.

The Company shall provide to a Member of the Company or an assignee of a membership interest in the Company, on written request by the Member or assignee sent to the company's principal office in the United States or, if different, the person and address designated in the Agreement, a free copy of the Certificate of Formation and Agreement, including any restatements of or amendments thereto, any Members' agreements restricting transfer of membership interests, and any tax returns specified in Section 101.501(a)(2), TBOC.

7.06 Books and Records of Account

The Company shall maintain correct and complete books and records of account, including accounts of its properties and business transactions, assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and membership interests. The Company bookkeeping procedures shall conform to generally accepted accounting practices for the business or businesses in which the Company is engaged. Subject to the foregoing, the chart of financial accounts shall be taken from, and designed to facilitate preparation of, current Company tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account.

7.07 Capital Accounts

A capital account shall be established and maintained for each Member. Each Member's capital account shall be:

1. Increased by:

a) That Member's cash capital contributions;

b) The fair market value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to I.R.C. § 752, or equivalent section for LLCs not taxed as partnerships); and

c) The allocations to that Member of Company income and gain (or items thereof), including income and gain exempt from tax, and income and gain described in Treasury Regulation ("Treas. Reg.") § 1.704-1(b)(2)(iv)(g), but excluding income and gain described in Treas. Reg. § 1.704-1(b)(4)(i), or equivalent sections for LLCs not taxed as partnerships.

2. Decreased by:

a) The cash distributions to that Member;

b) The fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under I.R.C. § 752 or equivalent section for LLCs not taxed as partnerships);

c) The allocations to that Member of Company expenditures described in I.R.C. § 705(a)(2)(B), or equivalent section for LLCs not taxed as partnerships; and

d) The allocations of Company loss and deduction (or items thereof), including loss and deduction described in Treas. Reg. § 1.704-1(b)(2)(iv)(g), but excluding items described in § 1.704-1(b)(2)(iii) and loss or deduction described in § 1.704-1(b)(4)(i) or (iii), or equivalent sections for LLCs not taxed as partnerships.

The Members' capital account shall also be maintained and adjusted as required and permitted by the provisions of Treas. Reg. § 1.704-1(b)(2)(iv) and (b)(4), or equivalent sections for LLCs not taxed as partnerships, including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treas. Reg. § 1.704-1(b)(2)(iv)(g), or equivalent section for LLCs not taxed as partnerships. A Member who has more than one membership interest shall have a single capital account that reflects all his or her Units, regardless of the class of Units owned by that Member and regardless of the time or manner in which those Units were acquired. On the transfer of all or part of a Member's Units, the capital account of the transferor that is attributable to the transferred Units or part thereof shall carry over to the transferee Member in accordance with the provisions of Treas. Reg. § 1.704-1(b)(2)(iv)(l), or equivalent section for LLCs not taxed as partnerships.

7.08 Deficit Capital Accounts

Notwithstanding anything to the contrary contained in the Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the capital account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to the Agreement to all Members in proportion to their respective Units, upon winding up and termination of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's capital account to zero.

7.09 Federal Tax Classification of the Company

The Members intend that the Company be an eligible entity under 26 C.F.R. § 301.7701(1-3), and thus, that the Company may accept the default classification as a partnership (or if the Company only has one Member, as a sole proprietorship disregarded as a separate entity), or if all of the Members consent, may elect to be treated as a corporation for federal tax purposes. This election can only be changed every sixty (60) months (unless there has been a greater than fifty percent (50%) change in ownership of the Company, and the IRS has issued a favorable private letter ruling), and only with the written consent of all of the Members authorizing an agent to make the election. The Treasurer or the Tax Matters Partner shall forthwith arrange a consultation with the Company's tax advisors before determining whether to make the election or to accept the default classification.

7.10 Fiscal Year

The Company shall have the fiscal year determined by the Members and approved by the Internal Revenue Service ("IRS"). The Treasurer or Tax Matters Partner shall forthwith arrange a consultation with the Company's tax advisors to determine whether the Company is to have a fiscal year other than the calendar year. If so, the Treasurer or Tax Matters Partner shall file an election with the IRS as early as possible, and all correspondence with the IRS, including the application for an Employer Identification Number ("EIN"), shall reflect such non-calendar year election.

7.11 Company Seal

The Members may at any time adopt, prescribe the use of, or discontinue the use of, such seal as they deem desirable, and the Secretary shall cause such seal to be affixed to, impressed on, or reproduced on such documents as the Members may direct.

7.12 Maintenance of Records

The books, records, minutes, and ownership or membership records of the Company shall be maintained in written paper form, or another form capable of being converted into written paper form within a reasonable time, in the principal United States office of the Company. The Company shall maintain in its registered office in the State of Texas, and make available to Members on reasonable request within a reasonable time, the street address of its principal United States office in which these records are kept.

Article Eight — Winding Up

8.01 Events Requiring Winding Up

The Company shall wind up upon the first occurrence of any of the following:

1. The expiration of the period fixed for the duration of the Company in its Certificate of Formation, if not perpetual;

2. A voluntary decision to wind up the Company by written consent of ALL Members to the winding up;

3. An event specified in the governing documents of the Company as requiring the winding up or termination of the Company;

4. The occurrence of any event that terminates the continued membership of the last remaining Member; unless the legal representative or successor of the last remaining Member agrees to continue the Company and to become a Member of the Company, or designates another person who agrees to become a Member, both as of the date of the termination of the last remaining Member's membership in the Company. This agreement or designation must be made not later than ninety (90) days after the date of termination of the last remaining Member's membership in the Company; or

5. A decree by a court requiring the winding up or termination of the Company under Section 11.301(a), TBOC, or other law.

8.02 Winding Up

Upon the occurrence of an event requiring the winding up of the Company, the Company's affairs are to be wound up unless a revocation, as provided by Section 11.151, TBOC, or a cancellation, as provided by Section 11.152, TBOC, occurs. This includes cessation of business, mailing of notice of winding up to all creditors, liquidation of business and affairs, and the distribution of any surplus.

8.03 Persons Responsible for Winding Up Company

The winding up of the Company must be carried out by:

1. The Members, or one or more persons designated by the Members; who shall be paid reasonable compensation for such duties;

2. The legal representative or successor of the last remaining Member or one or more persons designated by the legal representative or successor, if the

event requiring the winding up of the Company is the termination of the continued membership of the last remaining Member of the Company; or

3. A person appointed by the court to carry out the winding up of the Company under Sections 11.054, 11.405, 11.409, or 11.410, TBOC.

Article Nine — Meetings and Voting

9.01 Notice of Meetings

The Secretary shall deliver written notice to each Member or committee member, as appropriate, at least ten (10), but not more than sixty (60), days before the date of the meeting. Such notice shall state the date, time, and location of the meeting, and, in the case of a special meeting or a meeting called for the purpose of considering a matter described by Section 101.356, TBOC, the business to be transacted at the meeting or the purpose of the meeting. Notice may be given personally, by mail, or by electronic transmission including, but not limited to, facsimile, electronic mail, or other means. A Member may specify the form of electronic transmission to be used to communicate notice. Notice shall be addressed to each recipient at such address as appears in the Company's records, or such address or number as the recipient has given to the Company for the purpose of notice.

9.01(a) Notice Considered Delivered

Notice is considered delivered under this section on the date notice is: deposited in the U.S. mail with postage paid in an envelope addressed to the person at the person's address as it appears on the Company's records; successfully transmitted to a facsimile number provided by the person for the purpose of receiving notice; successfully transmitted to an electronic mail address provided by the person for the purpose of receiving notice; or communicated to the person by any other form of electronic transmission consented to by the person.

Upon providing notice, the Secretary or other person sending notice shall sign and file in the Company Record Book a statement of the details of the notice given to each person. If such statement should later not be found in the Company Record Book, due notice shall be presumed.

9.01(b) Failure of Electronic Transmission

The Secretary shall cease to provide notice by electronic transmission to an address or number provided by a person if the Company is unable to successfully deliver by electronic transmission two consecutive notices, and the Secretary knows that delivery of those two electronic transmissions was unsuccessful. Notice by electronic transmission may be reinstated upon written request by the person. Inadvertent failure to treat the unsuccessful transmissions as a revocation of the address or number provided does not affect the validity of a meeting or other action.

9.02 Waiver of Notice and Consent to Action

If a person entitled to notice of a meeting participates in or attends the meeting, the participation or attendance constitutes a waiver of notice of the meeting, and the person is considered present at the meeting, unless the person participates in or attends the meeting solely to object to the transaction of business at the meeting on the ground that the meeting was not lawfully called or convened. Notice of a meeting is not required to be given to a Member or committee member entitled to notice, if the person entitled to notice signs a written waiver of notice of the meeting, regardless of whether the waiver is signed before or after the time of the meeting.

9.03 Location of Meetings

Meetings of the Company may be held at any location in or outside the State of Texas as may be designated by the Members. The location of such meetings shall be stated in the notice of the meeting or in a duly executed waiver thereof. A meeting may be held solely, or in part, by using a conference telephone or other suitable communications system authorized by Section 6.002, TBOC. The location of a meeting means either the physical location of the meeting, or in the case of an alternative form of meeting, the form of communications system to be used for the meeting and the means of accessing that communications system.

9.04 Alternative Forms of Meetings

The Members or a committee of the Members, may hold meetings by using a conference telephone or similar communications equipment, or another suitable electronic communications system, including videoconferencing technology or the Internet, or any combination, so long as the telephone or other equipment or system permits each person participating in the meeting to communicate with all other persons participating in the meeting.

If voting is to take place at the meeting, the Company must implement reasonable measures to verify that every person voting by means of remote communications is sufficiently identified, and keep a record of any vote or other action taken.

9.05 Conduct of Meetings

Each meeting shall be chaired by a person chosen by a majority of the votes represented at that meeting. The Chairman may appoint any person to act as meeting secretary, or the Secretary may serve if present. The meeting secretary shall keep minutes of the proceedings which shall be placed in the minute book of the Company.

9.06 Proxies

A Member may vote either in person or by proxy executed in writing by the Member or his or her duly authorized attorney-in-fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution, unless the proxy form conspicuously states that it is irrevocable and the proxy is coupled with an interest, or as otherwise provided by law.

9.07 Dissent

A person who is present at a meeting at which action on any matter is taken, and who is entitled to vote on that action, shall be presumed to have assented to the action unless: a) his or her dissent is entered in the minutes of the meeting; b) his or her written dissent to such action is filed with the person acting as Secretary of the meeting before the adjournment thereof; or c) he or she delivers such dissent by registered mail to the Company's Secretary, or other authorized person, immediately after adjournment of the meeting. Such right to dissent shall not apply to any person who voted in favor of such action.

9.08 Adjournment and Notice of Adjourned Meetings

A quorum may adjourn any meeting to meet again at a stated hour on a stated day. Notice of the time and location where an adjourned meeting will be resumed need not be given to absent persons entitled to vote at the meeting if the time and location are fixed at the adjourned meeting. In the absence of a quorum, a majority of the votes present may adjourn until the time of the next regular meeting, or to a set time and location if notice is duly given to the absent persons entitled to vote at the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned for more than thirty (30) days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting.

9.09 Regular Meetings

Meetings for the management of the Company shall be held, without requiring call or notice, at such regularly repeating times and places as the Members designate.

9.10 Special Meetings

Special meetings may be called for any purpose at any time by the President, if any, or by any one or more Members holding in the aggregate at least ten percent (10%) of the voting interests of the Company. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary or other designated person. The Officer receiving the written request shall cause notice of the meeting to be sent to all the persons entitled to vote at such a meeting. If the Officer fails to give notice within ten (10) days from the date of its receipt, the person calling the meeting may fix the time of meeting and give the notice. Written notices of the special meeting, stating the time and location of the meeting, shall be mailed ten (10) days before, or otherwise sent so as to be received by each person entitled to vote at the meeting not later than two (2) days before the day appointed for the meeting. Notice of a special meeting must indicate an agenda. The meeting shall be confined to any agenda included with the notice; however, any other actions may be adopted by the written consent of all the persons entitled to vote at the meeting, which may be secured after the meeting.

9.11 Annual Meeting of the Members

The time, location, and date of the annual meeting of the Members for the purpose of electing Managers, if any, and for the transaction of any other business as may come before the meeting, shall be set by a majority vote of the Members. If the day fixed for the annual meeting is on a legal holiday in the State of Texas, such meeting shall be held on the next business day. If elections are not held on the day designated, or at any adjournment of the meeting, the Members shall cause the elections to be held at a special meeting of the Members as soon thereafter as possible.

9.12 Failure to Hold Annual Meeting of the Members

If, within any thirteen (13)-month period, an annual meeting of the Members is not held, any Member may apply to a court of competent jurisdiction in the county in which the Company's principal office is located for a summary order that an annual meeting be held. Failure to hold annual meetings shall not require the winding up and termination of the Company.

9.13 Quorums

The presence (in person or by proxy) of a majority of the total number of membership interests or members of any committee constitutes a quorum for the transaction of business at any meeting of the Members or the committee, respectively.

9.14 Adjournment for Lack of Quorum

No business may be transacted in the absence of a quorum, or upon the withdrawal of enough persons to leave less than a quorum, other than to adjourn.

9.15 Action Taken by Vote, Written Consent, or Failure to Object

Except as otherwise specified in the Certificate of Formation or the Agreement, any action is effective if taken:

1. By an affirmative vote of those persons having at least the minimum number of votes that would be necessary to take the action at a meeting at which each Member entitled to vote on the action is present and votes; or

2. At a meeting of the Members at which a quorum is present, by the affirmative vote of a majority of the Members who are present and entitled to vote on the matter; or

3. For an action required or authorized to be taken at an annual, regular, or special meeting of the Members, without holding a meeting, providing notice, or taking a vote, by written consent stating the action to be taken, and signed by the number of Members or committee members, as appropriate, necessary to have at least the minimum number of votes that would be nec-

essary to take the action at a meeting at which each Member or committee member, as appropriate, entitled to vote on the action is present and votes, and such consent has been filed in the Company Record Book and mailed by the Secretary to all the persons entitled to vote on the action; or

4. With the consent of each Member of the Company entitled to vote on the matter. Consent of a Member may be established by either:

a) The signed written consent to action by the Member; or

b) The Member's failure to object to the proposed action in a timely manner, if the Member has full knowledge of the action. Full knowledge requires, at a minimum, that at least ten (10) business days prior to the date the action is to become effective, the Member has been mailed, or otherwise sent by reliable means, unmistakably plain, clear, and detailed notice of the nature and effective date of the action, the requirement that each Member consent, and the effect of failure to make an objection in a timely manner. Any objection received on or before the date the action is to become effective will be considered timely.

9.16 Determining Number of Votes Held by Members

Members' votes need not be by ballot unless a Member demands voting by ballot before the voting begins. Each unit of membership interest shall be entitled to one vote on each matter submitted to a vote of the Members, except to the extent membership interests of any class or group are limited or denied voting rights by the governing documents or by law. A Member shall continue to have the exclusive right to vote his or her Units after assignment of those Units until the assignee is admitted as a Member. Whenever the Agreement require a vote, approval, or consent by a majority, or other percentage, of the Members, they shall be read to require a vote, approval, or consent by the relevant percentage of the issued and outstanding Units.

Article Ten — Execution of Company Agreement

The Agreement was duly executed by the initial Members on the ___1st___ day of ___July___, ___2016___.

By our signatures hereto, we hereby agree to be bound by all the provisions of the Agreement.

_____
Joseph Byron Krystofik, Member

_____
Spouse

_____
Kenneth Charles Krystofik, Member

_____
Spouse

_____
Joseph Charles Krystofik, Member

_____
Spouse

Company Seal

APPENDICES TO THE COMPANY AGREEMENT
OF INTELLISEA, LLC

INITIAL MEMBERS
OF INTELLISEA, LLC

Name	Units of Membership Interest & Class (if any)	Initial Contribution	Date Made
Joseph Byron Krystofik	4,500		

Mailing Address		Admission Date	Future Contributions	Date Due

Special Allocations (share of losses, profits, votes, assets on winding up, etc., if not proportional to units of membership interest)

Name	Units of Membership Interest & Class (if any)	Initial Contribution	Date Made
Kenneth Charles Krystofik	4,500		

Mailing Address		Admission Date	Future Contributions	Date Due

Special Allocations (share of losses, profits, votes, assets on winding up, etc., if not proportional to units of membership interest)

Name	Units of Membership Interest & Class (if any)	Initial Contribution	Date Made
Joseph Charles Kristofik	1,000		

Mailing Address		Admission Date	Future Contributions	Date Due

Special Allocations (share of losses, profits, votes, assets on winding up, etc., if not proportional to units of membership interest)

Name	Units of Membership Interest & Class (if any)	Initial Contribution	Date Made

Mailing Address		Admission Date	Future Contributions	Date Due

Special Allocations (share of losses, profits, votes, assets on winding up, etc., if not proportional to units of membership interest)

Name	Units of Membership Interest & Class (if any)	Initial Contribution	Date Made

Mailing Address		Admission Date	Future Contributions	Date Due

Special Allocations (share of losses, profits, votes assets on winding up, etc., i fo t proportional to uni ts of mabership interest)